AMENDMENT TO
PLACEMENT AGENT AGREEMENT

This Amendment, dated as of May 13, 2020, is to the Placement Agent Agreement, as amended and/or restated to date (the “Agreement”), by and between Franklin Templeton Financial Services, Inc., a registered broker-dealer under the provisions of the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority (the “Placement Agent”), and Franklin Floating Rate Master Trust, a registered open-end investment company (the “Investment Company”).

WITNESSETH:

WHEREAS, the Placement Agent and the Investment Company wish to amend the Agreement as provided herein; and

WHEREAS, the Board of Trustees of the Investment Company, including a majority of Trustees who are not interested persons (as defined in the Investment Company Act of 1940, as amended) of the Investment Company, approved the following amendment on May 13, 2020.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that the Agreement is amended to include a new appropriately numbered section at the end of the Agreement as follows:

Where the effect of a requirement of the 1940 Act reflected in any provision of the Agreement is revised by rule, interpretation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, interpretation or order.

[Signature page follows.]

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

Franklin Templeton Financial Services, Inc.

By: /s/ Thomas J. Fisher
Name: Thomas J. Fisher
Title: President

Franklin Floating Rate Master Trust

By: /s/ Steven J. Gray
Name: Steven J. Gray
Title: Vice President and Co-Secretary